Exhibit 99.4

Notice of Change in Corporate Structure

Pursuant to Section 4.9 of National Instrument 51-102

Item 1	Names of the Parties to the Transaction

Liberty Health Sciences Inc. (“Liberty”)

Ayr Wellness Inc. (formerly Ayr Strategies Inc., “AYR”)

Item 2	Description of the Transaction

On February 26, 2021, pursuant to the arrangement agreement between Liberty and AYR dated December 21, 2020 (the “Arrangement Agreement”), AYR acquired all of the issued and outstanding common shares of Liberty (the “Common Shares”) in accordance with a plan of arrangement under Section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”). Pursuant to the Arrangement, each Common Share was exchanged for (i) 0.03683 of a subordinate, restricted or limited voting share, as applicable, in the capital of AYR (each, an "AYR Share") and (ii) CDN$0.0001 (collectively (i) and (ii), the “Consideration”). No fractional shares were issued in connection with the Arrangement and any fractional shares resulting from the Arrangement were rounded down to the nearest whole number and, in lieu of the issuance of a fractional AYR Share, such holders are to be compensated through a cash payment (rounded up to the nearest cent) determined by reference to the volume weighted average trading price of AYR Shares on the Canadian Securities Exchange (the “CSE”) for the five trading days immediately preceding February 26, 2021.

In addition, pursuant to the Arrangement, each option to acquire a Common Share (a “Liberty Option”) outstanding immediately prior to February 26, 2021 was exchanged for a replacement option to purchase from AYR such number of AYR Shares (rounded down to the nearest whole number of AYR Shares) equal to (A) that number of Common Shares that were issuable upon exercise of such Liberty Option immediately prior to February 26, 2021, multiplied by (B) an exchange ratio (the “Exchange Ratio”) equal to the sum of 0.03683, at an exercise price per AYR Share equal to the greater of (X) the quotient determined by dividing (i) the exercise price per Common Share at which such Liberty Option was exercisable immediately prior to February 26, 2021, by (ii) the Exchange Ratio, rounded up to the nearest whole cent; and (Y) such minimum amount that meets the requirements of paragraph 7(1.4) of the Income Tax Act (Canada).

Furthermore, in accordance with the indenture (as supplemented from time to time, the “Indenture”) governing the outstanding convertible debentures of Liberty (the “Convertible Debentures”) and the Arrangement, each holder of a Convertible Debenture shall be entitled to receive and shall accept upon any conversion of such holder’s Convertible Debentures on or after February 26, 2021, in lieu of the number of Common Shares to which such holder was theretofore entitled upon such conversion, the number of AYR Shares which the holder of a Convertible Debenture would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to February 26, 2021, such holder had been the registered holder of the number of Common Shares to which such holder would have been entitled if such holder had converted such holder’s Convertible Debentures immediately prior to February 26, 2021. Each Convertible Debenture shall continue to be governed by and be subject to the terms of the Indenture.

As a result of the completion of the Arrangement, the Common Shares, which traded under the symbol “LHS” on the CSE, will be delisted effective as of the close of trading on or about February 26, 2021.

Item 3	Effective Date of the Transaction

February 26, 2021

Item 4	Names of each Party, if any, that ceased to be a Reporting Issuer after the Transaction and of each Continuing Entity.

In connection with the Arrangement, AYR and Liberty amalgamated. Liberty intends to submit an application to cease to be a reporting issuer under applicable Canadian securities laws and to otherwise terminate Liberty's public reporting requirements.

Item 5	Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction

Not applicable.

Item 6	Periods, Including Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year Subsequent to the Transaction

Not applicable.

Item 7	Documents filed under NI 51-102 that describe the transaction and where they can be found in electronic format

For a detailed summary of the Arrangement and related transactions, please refer to the notice of special meeting and management information circular of Liberty dated January 25, 2021. Copies of the Arrangement Agreement and the notice of special meeting and management information circular of Liberty are available under Liberty’s profile on SEDAR at www.sedar.com.

February 26, 2021.